SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2007

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

CREDICORP Ltd. Reports Fourth Quarter and Year End 2006 Earnings

Lima, Peru, February 8, 2007 - Credicorp (NYSE:BAP) announced today its unaudited results for the fourth quarter of 2006. These results are reported on a consolidated basis in accordance with IFRS in nominal U.S. Dollars.

HIGHLIGHTS

•

Credicorp reported 4Q06 net earnings of US$63.3 million, up 23.4% QoQ, consolidating this way its expected improvement in income generation for 2006, and closing the year with a total US$230 million in earnings attributable to Credicorp which represent an important 27% growth of income for the year 2006.

•	A 10% QoQ increase in NII reflects as well Credicorp’s resumed ability to grow its NII more than its loan book, which expanded 6% QoQ. NII for the year was up 13.5%.

•

Fee income also grew 8.8% QoQ, following the uninterrupted growth in volume of transactions. Fee income growth, together with the excellent performance of the capital markets which generated gains in the sale of securities contributed to the overall growth on total non-interest income of 18% QoQ and 21% for the full year.

•

Loan growth at BCP continued strong, reaching net loan growth of 6.7% QoQ, and a very strong 21.6% YoY, but more importantly, a continuing shift in loan portfolio towards higher yielding retail loans was evident as these grew around 8.3% QoQ.

•

Loan growth was achieved at the same time as loan portfolio quality continues strengthening, a fact reflected in the low PDL/Loans ratio of only 1.3% for 4Q06, down from 1.6% the previous quarter, and in the extremely low net provisions reported, as provision reversals and charge-off recoveries continued.

•

NIM recovered to 5.2% from 4.9% QoQ and ROAE rose to 18.8% from 16.3% QoQ; however the efficiency ratio deteriorated to 47.3% from 42.9% as a result mainly of the high operating costs in the pension fund business.

•

BCP’s own numbers reflect a very healthy and dynamic banking environment with net interest income up 10% QoQ, resulting in Core Earnings growth of 8.2% QoQ and 14.6% for the year. The improved 4Q06 results led to a solid contribution to Credicorp which was in fact up 35% at US$239 million for 2006.

•	BCB, which is consolidated in BCP, continues its consistent growth and reports a contribution 23% higher QoQ and 38% higher on a 12 month comparison reaching US$14.1 million for 2006.

•	ASHC remains a stable business and reports a contribution improvement of 5% QoQ and 16% on a cumulative basis for the 12 months of the year.

•

PPS, which was one of our major concerns, continues its improved performance with a promising future outlook. Management changes, new cost controls and strategies that focus on each of the insurance segments led to a reported 4Q06 contribution that was basically flat QoQ but resulted in a total US$14.5 million contribution for the year 2006, up 159% from 2005 results.

•

Finally, Prima AFP is expected to turn around in 2007 upon the completion of the merger of Prima and Union Vida in December 2006. Prima’s 4Q06 and total 2006 results also include Unión Vida’s results and merger costs, leading to overall losses which totaled US$21 million for 2006.

I. Credicorp Ltd.

Overview

Consolidating the improvements reported throughout the year 2006 for all of Credicorp’s business segments, Credicorp closed the year 2006 with a total net income after minority deductions of US$ 230.3 million, reflecting a 27% earnings growth from 2005 and an improved ROAE of 18.5% for 2006, up from 16.4% for 2005.

4Q06

Net income attributable to Credicorp for 4Q06 reached US$ 63.3 million, back at its expected income level after a drop in the 3Q06 following primarily a large provision related to the Stock Appreciation Rights – SAR – program. The 4Q06 results reflect a 23% QoQ growth and consolidate Credicorp’s expected income generation expansion.

Furthermore, the slight increase in interest expense experienced by Credicorp’s banking business in 3Q06, was fully overcome as reflected by a very strong 10% QoQ growth of NII reaching US$ 132.8 million for the quarter.

Thus, Credicorp’s core banking business results reflected a strong business performance, with loan growth this last quarter reaching 6.1% QoQ contributing to the above mentioned 10% QoQ increase in NII, and strong 8.8% QoQ fee income growth, which together with the excellent performance of the stock markets which in turn generated gains in the sale of securities, led to a total non financial income QoQ growth of 18.1%.

Credicorp Ltd.	Quarter			Change %

US$ 000	4Q06	3Q06	4Q05	4Q06/4Q05	4Q06/3Q06

Net Interest income	132,873	120,667	117,374	13.2%	10.1%
Total provisions, net of recoveries	(1,754)	9,795	(3,730)	-53.0%	-117.9%
Non financial income	100,749	85,286	70,009	43.9%	18.1%
Insurance premiums and claims	16,338	19,383	8,716	87.5%	-15.7%
Operating expenses	(161,976)	(152,042)	(113,912)	42.2%	6.5%
Translation results	5,715	832	(5,931)	-196.4%	586.6%
Worker’s profit sharing and income taxes	(22,882)	(28,600)	(23,064)	-0.8%	-20.0%
Net income	69,063	55,322	49,461	39.6%	24.8%
Minority Interest	5,739	3,997	5,124	12.0%	43.6%
Net income attributed to Credicorp	63,324	51,324	44,338	42.8%	23.4%
Net income/share (US$)	0.79	0.64	0.56	42.8%	23.4%

Total loans	5,932,932	5,592,231	5,014,254	18.3%	6.1%
Deposits and Obligations	8,842,485	7,974,586	7,093,428	24.7%	10.9%
Net Shareholders’ Equity	1,396,549	1,296,917	1,190,440	17.3%	7.7%

Net interest margin	5.2%	4.9%	5.4%
Efficiency ratio	47.3%	42.9%	44.1%
Return on average shareholders’ equity	18.8%	16.3%	15.0%
PDL/Total loans	1.3%	1.6%	1.9%
Coverage ratio of PDLs	247.9%	215.7%	202.8%
Employees	15,002	15,760	11,868

More importantly, this loan growth was achieved at the same time as loan portfolio quality continues strengthening, a fact reflected in the low PDL/Loans ratio of only 1.3% for 4Q06, down from 1.6% the previous quarter, and the extremely low net provisions reported, as provision reversals and charge-off recoveries continue following the improvement of our portfolio and the whole financial system.

These developments resulted in a recovery of ratios for the quarter, with NIM back up to 5.2% from 4.9% QoQ, and ROAE recovering to 18.8% from 16.3% the previous quarter. However, Prima’s still very high operating costs did deteriorate our efficiency ratio, increasing it to 47.3% from 42.9%.

Results for the year 2006

On a 12 month basis, growth numbers are very satisfying reflecting a clear improvement in Credicorp’s business growth potential and income generation for all of its business segments.

On Credicorp’s banking business, NII for the year 2006 grew 13.5% along with a total loan portfolio growth of 18.3%, net loan growth of 19.2% and growth of its deposit base of 24.7%, assuring this way a continuous low cost funding base.

Fee income grew a strong 18.5%, reflecting the focus on transactional business of BCP with significant transactional volume growth, as well as the growth of its pension fund business and related fee income through the acquisition of AFP Unión Vida by Prima AFP.

On the insurance business, net premiums earned grew also 14.8% contributing to the overall Core Earnings growth of almost 16% for the year.  The excellent performance of the capital markets contributed as well to increasing results as strong gains on securities led to a total earnings growth for Credicorp of 17.4% for 2006.  Furthermore, on the insurance business, net premiums earned grew faster than incurred net claims and cost increases which expanded at a lower 6.3% (or 9.4% and 5.3% respectively), leading to an important recovery which contributed to Credicorp’s overall performance improvement.

In fact, the important improvement in the insurance business could partially offset the higher than expected losses generated at the Pension Fund Prima AFP. Prima was partially behind the increase in total operating expenses, since all the accumulated losses of the start-up operation as well as the merger costs and related charge-offs, led to high operating costs and contributed to a 21.3% growth in total operating expenses at Credicorp.

	Year		Change %
Credicorp Ltd.
US$ 000	2006	2005	2006/2005

Net interest income	498,526	439,274	13.5%
Fee income	243,778	205,701	18.5%
Net gains on foreign exchange transactions	41,638	29,286	42.2%
Net premiums earned	251,261	218,955	14.8%
Total core earnings	1,035,203	893,216	15.9%
Net gains on sales of securities	27,534	8,967	207.1%
Other income	24,224	23,874	1.5%
Total earnings	1,086,961	926,057	17.4%
Total provisions, net of recoveries	4,243	6,356	-33.2%
Operating expenses	(571,454)	(471,246)	21.3%
Net claims and costs	(186,522)	(175,500)	6.3%
Translation results	15,216	(9,600)	-258.5%
Worker’s profit sharing and income taxes	(100,923)	(81,216)	24.3%
Minority interest	(17,252)	(12,968)	33.0%
Net income	230,267	181,883	26.6%

Net income/share (US$)	2.89	2.28	26.6%

Total loans	5,932,932	5,014,254	18.3%
Deposits and obligations	8,842,485	7,093,428	24.7%
Shareholders’ equity	1,396,549	1,190,440	17.3%

Net interest margin	5.06%	5.51%
Efficiency ratio	43.47%	42.73%
Return on average equity	18.47%	16.39%

An additional factor that contributed to Credicorp’s increased operating expenses was the increase in extraordinary operating expenses at BCP, which include the large SAR provision.

On the other hand, in 4Q06 Credicorp reported an income related to its currency translation line which reflects the currency fluctuation effect of the open currency balance sheet positions.

These developments resulted in a recovery of profitability with ROAE reaching 18.47% for the year 2006. NIM however, reflects the extremely competitive environment in which we are operating showing a drop to 5.06% compared to 5.2% in 2005. In addition, Prima’s still very high operating costs did affect negatively our efficiency ratio, increasing it to 43.5% from 42.7%.

Credicorp – the Sum of its Parts

Looking at Credicorp as the sum of the different contributors, we see a continuing positive trend and the recovery of profitability in the results of Credicorp’s subsidiaries.

In fact, BCP reported excellent 4Q06 results, confirming its expanded earnings generation capacity reaching for 4Q06 earnings of US$ 67.7 million, which result in a contribution to Credicorp of US$ 65.6 million for the quarter. This puts BCP back at its expected income generation levels after the drop in the 3Q06 related to the SAR provision. On a 12-month basis, BCP contributes US$ 238.9 million to Credicorp, reflecting an impressive 35% growth over 2005 earnings contribution and an equally excellent 28.6% ROAE for 2006.

BCB, which is consolidated within BCP, reported a contribution of US$ 4.3 million for 4Q06, 23% higher QoQ and 38% higher comparing the 12-month periods. Altogether, BCB contributed US$ 14.1 million to BCP’s consolidated earnings for 2006.

ASHC reports a contribution improvement of 5% QoQ and 16% on a cumulative basis for the 12 months of the year, reaching US$ 3.97 million for the 4Q06 and a total contribution of US$ 15.6 million for the year 2006.

PPS, which was one of our greatest concerns, reported a basically flat but still very good contribution QoQ at US$ 4.5 million, but an impressively recovered result for the year which is 159% higher, thus maintaining its improved performance with a promising future outlook.  While business performance has improved, it has not grown enough yet to recover market share. However, management changes and cost control initiatives have contributed to the recovery of profitability in all insurance business sectors, allowing PPS to reach a total 2006 income contribution to Credicorp of US$ 14.5 million vs. the poor US$ 5.6 million in 2005.

Finally, following the completion of the merger of Prima and Union Vida in December 2006 which resulted in higher than expected losses, we expect that Prima will start having a positive though not very impressive contribution in 2007. Thus, Prima’s results which also include Unión Vida’s results and the ongoing merger costs reflect the cost of entering a new business with overall losses of US$ 21 million for 2006.

The line for Credicorp & Other, as explained in the past, includes not only the withholding tax on BCP’s 2005 dividends paid to Credicorp in March 2006, which was already higher in line with increased earnings and dividends, but also the provisions for 2006 dividends expected to be paid in 2007, resulting this year in a double negative taxation effect on Credicorp’s bottom line, following a more conservative accounting policy. This will be normalized in the coming years.

(US$ Million)	4Q06	3Q06	4Q05	4Q06/4Q05	4Q06/3Q06	12m06	12m05	12m06/12m05

Banco de Crédito BCP(1)	65.596	50.840	45.985	43%	29%	238.852	176.454	35%
BCB	4.289	3.492	4.422	-3%	23%	14.098	10.236	38%
Atlantic	3.968	3.780	3.488	14%	5%	15.655	13.483	16%
PPS	4.534	4.586	904	402%	-1%	14.538	5.617	159%
Grupo Crédito (2)	(5.270)	(3.846)	(2.385)	121%	37%	(12.380)	(5.491)	125%
Prima	(10.879)	(4.934)	(2.687)	305%	120%	(20.723)	(7.597)	173%
Others	5.609	1.088	302	1757%	416%	8.343	2.106	296%
Credicorp and Others (3)	(5.500)	(4.041)	(3.654)	51%	36%	(26.398)	(8.180)	223%
Credicorp Ltd.	(5.707)	(4.185)	(3.264)	75%	36%	(27.006)	(7.942)	240%
Others	207	144	(390)	-153%	43%	608	(238)	-355%
Net income attributable to Credicorp	63.328	51.319	44.338	43%	23%	230.267	181.883	27%

(1) Includes Banco de Crédito de Bolivia.
(2) Includes Grupo Crédito, Servicorp.
(3) 12M06 includes -16.4 MM of taxes on BCP’s dividends and -4.2 MM of loss in a FX hedging position over BCP’s dividends. Includes CCREM.

Altogether, the unexpectedly quicker improvement of PPS’s results compensated for the higher than expected losses at Prima. Thus, the strong performance of BCP is once again the driving force behind Credicorp’s results, delivering a 27% net earnings improvement.

II. Banco de Crédito Consolidated

BCP closed its 4Q06 with net earnings of US$ 67.7 million, up 28.1% from 3Q06 and 41.6% higher than earnings from 4Q05. With these 4Q06 results, BCP resumes its very strong earnings trend which suffered a drop in the 3Q06 mainly related to its SAR (Stock Appreciation Rights) program and strong appreciation of its stock.  This excellent result leads to total earnings for 2006 of US$ 247.8 million, a record number indeed. Following this good performance for 4Q06, BCP’s ROAE for the year 2006 reaches an excellent level of 28.6%. The significant improvement in ROAE, up from 23.4% in 2005, is a true reflection of the excellent business developments with growth concentrated in the more profitable retail business sector.

	Quarter			Change
Banco de Crédito and Subsidiaries
US$ 000	4Q06	3Q06	4Q05	4Q06/4Q05	4Q06/3Q06

Net Financial income	117,723	107,062	102,267	15.1%	10.0%
Total provisions, net of recoveries	(3,188)	7,392	(5,316)	-40.0%	-143.1%
Non financial income	82,072	74,176	68,421	20.0%	10.6%
Operating expenses	(110,232)	(116,709)	(87,658)	25.8%	-5.5%
Translation results	4,905	704	(5,345)	-191.8%	596.7%
Worker’s profit sharing and income taxes	(23,588)	(19,788)	(24,576)	-4.0%	19.2%
Net income	67,692	52,837	47,793	41.6%	28.1%

Net income/share (US$)	0.053	0.041	0.037	41.6%	28.1%

Total loans	5,871,021	5,514,218	4,869,428	20.6%	6.5%
Deposits and obligations	8,356,823	7,455,066	6,676,285	25.2%	12.1%
Shareholders’ equity	963,989	890,422	877,421	9.9%	8.3%

Net interest margin	5.3%	5.0%	5.4%
Efficiency ratio	53.9%	51.6%	51.7%
Return on average equity	29.2%	24.6%	22.3%
PDL/Total loans	1.3%	1.5%	1.9%
Loan Coverage ratio	249.5%	221.6%	207.7%
BIS ratio	11.8%	10.4%	11.0%
Branches	237	231	218
ATMs	655	625	550
Employees	10,771	10,507	9,148

Furthermore, NII also reveals an important increase of 10% QoQ which responds not only to the continued strong interest income based on loan growth, but also to (i) higher interest income obtained on our increased volume of local currency CD’s with the Central Bank and other securities and (ii) reduced expense (by about US$ 3.4 million) due to the mark-to-market effect on an interest rate swap which generated an income this 4Q vs. an expense in the previous quarter. Consequently, total financial income grows 5.5% QoQ while financial costs drop 1.6% QoQ leading to the 10% growth of NII.

On the other hand, net provisions are significantly stronger this quarter at US$ -3.2 million, since the large reversals related to loan quality improvement registered in the 3Q06 were not repeated this quarter.

Non financial income also grew 10.6% QoQ, following the intense transactional business typical of the fourth quarter because of the holiday season. Fee income was up 4.4% QoQ as the average number of monthly transactions increased to 27.4 million for 4Q06 from 25.0 million in 3Q06, i.e. a 9.5% QoQ growth.

As mentioned before, the SAR program for Senior Management compensation did generate some volatility in BCP’s reported earnings. Operating Expenses were strongly affected by the provisions required by the SAR program following the Stock’s performance before the hedge mechanism was put in place. The hedge was initiated in August and provides today an extensive, though not perfect coverage which might result in minor provisioning in the future. It is this provision which explains the volatility that led to the important drop in earnings in 3Q06, since SAR provisions reached US$ 18.0 million for that quarter vs. US$ 7.1 million in 2Q06 and US$ 7 million in 1Q06. This 4Q06 the provision required is only US$ 3.9 million.

Translation results, though not a very significant number, do represent important movements in reported earnings that are related exclusively to the currency movements. In 4Q06 and most of the year 2006, the appreciation of the Peruvian Sol vis-à-vis the US Dollar resulted in translation gains, given the uncovered asset position in Nuevos Soles in BCP’s Balance Sheet. Thus, translation results increase from US$704 thousand to US$4.9 million in 4Q06.

Core Earnings

As mentioned previously, NII shows an important recovery growing 10% QoQ and 15% YoY. This is the result of improved interest income following loan growth of 6.5% QoQ mainly in the more profitable retail segment, as well as better returns on legal reserves with the Central Bank and other securities. On the other hand, interest expense dropped 1.6% QoQ, mainly due to lower interest payments on borrowed funds (-8.9%) and a significantly lower negative effect of an interest rate SWAP of US$ -605 thousand in 4Q06 vs. US$ -2.8 million loss in 3Q06. The combined effect led to the 10% increase in NII for 4Q06.

	Quarter			Change
Core Revenues
US$ 000	4Q06	3Q06	4Q05	4Q06/4Q05	4Q06/3Q06

Net interest and dividend income	117,723	107,062	102,267	15.1%	10.0%
Fee income	62,079	59,440	56,023	10.8%	4.4%
Net gain on foreign exchange transactions	10,853	9,674	9,165	18.4%	12.2%

Core Revenues	190,655	176,176	167,455	13.9%	8.2%

Fee income also expands 4.4% QoQ as the volume of transactions continues to grow with the expansion of the retail business in general. Furthermore, the fourth quarter of the year typically shows an important increase in average number of monthly transaction related to the holiday season, which reached QoQ 9.5% growth. This same transaction volume increase leads to the higher FX earnings which grow 12.2% QoQ, though also helped by a slight increase in the FX margin.

In contrast to 3Q06, gross provisions for 4Q06 reached similar levels from previous quarters at US$ 11.1 million, while recoveries from previously charged-off loans were still high at US$ 7.8 million, but resulting still in a net provision of US$ 3.2 million. In the 3Q06, this net number was a gain since provision had to be reversed in line with portfolio quality improvements.

It is in fact, the improvements in the economic environment and consumer confidence that have resulted in the overall improvement in the financial system, leading to the now familiar provision reversals and recoveries which have characterized this year 2006. Thus, all portfolio quality ratios reveal this development and have not stopped surprising us with its constant recovery. The development of the PDL/total loans ratio which reached 1.28% in December 2006, down from 1.52% in September 2006 and 1.92% in December 2005 is a true indicator of this improvement, as is also the coverage ratio at 249.5% in December 2006, vs. 221.6% in September 2006 and 207.6% in December 2005. In absolute numbers, our total past due loans reached only US$ 75.2 million, 10.2% less than our September past due portfolio and 19.7% less than our December 2005 portfolio.

Total loan growth was strong this 4Q06 reaching 6.5% QoQ, and leading to a very important 20.6% growth for the year 2006, to reach a total loan portfolio of  US$ 5,871 million as of December 2006. As expected, the greatest contributors to this loan growth were:  SME (PYMES) with 11.0% QoQ and 33.1% YoY loan growth, Consumer Loans which include mortgage, credit cards and straight consumer loans which grew 7.1% QoQ and 23.2% YoY, Corporate Loans which grew 4.6% QoQ and 20.5% YoY and finally our Middle Market Loans which dropped 0.2% QoQ but grew 19.0% YoY.

At the same time, BCP’s most important funding source to support this growth was the expansion of its deposit base. Deposits grew 12.1% QoQ and 25.2% YoY, providing this way a solid funding base which allows BCP to maintain its low funding cost.

Operating costs, excluding the extraordinary costs were up 13.0% QoQ, while operating income was up only 8.2% QoQ. Consequently, the efficiency ratio deteriorated in 4Q06 reaching 53.85%, a higher level than the 51.55% of the 3Q06.

Results for the year 2006

Comparing total results for the year, BCP reports an impressive 34.5% earnings growth, reaching US$ 247.8 million for 2006 compared to US$ 184.2 million for 2005. This growth was mainly driven by BCP’s loan book expansion, which reached a very strong 20.6% growth at the closing of 2006. The direct effect of such loan growth was an increase of its NII of about 15% despite the tightening in margins experienced throughout the year due to the very competitive environment. This NII growth, together with improved fee income (+10.2%) and FX-transactional income (+39%) resulted in core earnings growing a similar 14.6% for the year.  On the expense side, operating costs grew also 14.4%, however this includes all the extraordinary expenses (including the SAR provisions). Excluding these extraordinary expenses, real operating costs were up only 11.6% for the year, thus leading to an improvement in the efficiency ratio for the year 2006 which was almost on target at 50.5%.  This evolution, plus the currency translation effect which contributed this year with US$ 13.3 million (vs. US$ -9.8 million in 2005) and led to a reduced tax charge (as taxes are calculated on Nuevos Soles - local accounting), resulting in the excellent net earnings growth reported of 34.5% for 2006.

	Year		Change %
Banco de Crédito and Subsidiaries
US$ 000	2006	2005	2006/2005

Net interest income	443,729	385,485	15.1%
Banking services commissions	232,226	210,769	10.2%
Net gains on foreign exchange transactions	42,005	30,144	39.3%
Total core earnings	717,960	626,398	14.6%
Net gains on sales of securities	8,692	6,164	41.0%
Other income	12,773	12,553	1.8%
Total earnings	739,425	645,115	14.6%
Total provisions, net of recoveries	(1,948)	(127)	1433.9%
Operating expenses	(422,840)	(369,675)	14.4%
Translation results	13,323	(9,761)	-236.5%
Worker’s profit sharing and income taxes	(80,203)	(81,397)	-1.5%
Net income	247,756	184,156	34.5%

Net income/share (US$)	0.193	0.143	34.5%

Total loans	5,871,021	4,869,428	20.6%
Deposits and obligations	8,356,823	6,676,285	25.2%
Shareholders’ equity	963,989	877,421	9.9%

Net interest margin	5.17%	5.54%
Efficiency ratio	50.51%	51.86%
Return on average equity	28.63%	23.38%

Altogether, the best measure of this improved performance is BCP’s ROAE, which reached 28.6% for the year 2006, up from 23.4% for the year 2005.

Main driver of this improved performance was the especially strong growth (+25%) of our more profitable retail business and the focus in the fee generating transactional business coupled with cost controls. Throughout the year 2006, BCP opened 19 new branches, installed 104 new ATM’s reaching 655 operating ATM’s by the end of 2006 and introduced aggressively its new cost efficient distribution channel, the “Agente ViaBCP”, installing close to 500 new units to reach 552 by the end of 2006, achieving this way an expansion of its distribution network of over 70% with a very low cost.

II.1 Interest Earning Assets

During 4Q06, BCP’s most profitable assets grew aggressively reaching 7% growth for performing loans and 43% for Investments available for sale.

	Quarter			Change
Interest Earning Assets
US$ 000	4Q06	3Q06	4Q05	4Q06/4Q05	4Q06/3Q06

BCRP and Other Banks	2,031,936	2,008,805	2,090,946	-2.8%	1.2%
Interbank funds	25,041	206	146	17077.8%	12050.2%
Trading Securities	37,475	67,817	21,149	77.2%	-44.7%
Available for Sale Securities	1,359,847	950,332	1,179,376	15.3%	43.1%
Current Loans	5,795,790	5,430,468	4,775,721	21.4%	6.7%

Total interest earning assets	9,250,088	8,457,628	8,067,339	14.7%	9.4%

Total interest earning assets grew 9.4% QoQ, fueled mainly by our performing loan book which was up by 7% and investments available for sale (which comprise Peruvian and other government bonds, corporate bonds and an important increase in local currency CD’s with the Central Bank), up 43%, both on a QoQ basis. It is noteworthy, that the greatest expansion of loans came from our more profitable retail segment, which grew in terms of average balances 8.3% QoQ and 26.2% YoY.

As of December 2006, deposits at the Central Bank (BCRP) and other banks represented 22% of total interest earning assets, down from its 24% participation in September 2006 and 26% in December 2005. This reflects the reduction in the high liquidity position parked by the bank during the uncertain electoral process starting by the end of 2005, and thus the increase in better yielding assets.

Loan Portfolio

Measuring loan growth based on average quarterly balances, the 4Q06 performance of the different banking segments is consistent with the previous trend for the year. Thus, Retail and SME growth reached 8.3% QoQ leading to an important 26.2% YoY. The most dynamic segment was the Credit Card business, which grew 9.7% QoQ and 44.0% YoY, followed by SME loans growing at  11.0% QoQ and 33.1% YoY, and consumer loans at  13.9% QoQ and 33.3% YoY. Mortgages expanded a more modest 4.7% QoQ and 16.5% YoY, though this product does offer an enormous potential for stronger future growth.

For 4Q06, the Middle market segment dropped slightly 0.2% QoQ due to reduced trade activity as the fishing season ended. However, on a YoY comparison, growth for this segment was strong at 19%, which represents around 2.5 times GDP for the year. Corporate Banking continued showing an important development of its medium and long term financing activity with growth reaching 4.6% QoQ and an unusually high 20.5% for the year 2006.

Market Share

Market shares continue showing the stronghold position of BCP.

Market share evolution in wholesale banking, which includes the corporate and middle market segments, reflects the continuing strong position of BCP in the market with an approximate 44% market participation calculated based on a “share of wallet” methodology, but at the same time an evolution of our competitors that denote a significant improved market position for some of them, but not at the expense of BCP. In the retail segment, we continue to position ourselves as an important market player expanding our share QoQ in consumer loans – up .50 pp to reach 12.9%, mortgages – up 10 pp to reach 37.5%, and SME (PYMES) – up 80 pp reaching 18.6%. It is in the fiercely competitive credit card business where our market share looses 40 pp down to 16.9% for 4Q06.

Dollarization

During 4Q06, the de-dollarization process did not progress at BCP as did for the market as a whole. As of December 2006, our loan book composition soles/dollars was 26%/74%. The financial market however did advance as a whole in this de-dollarization process reaching in December a loan distribution of 65% in dollars and 35% in soles.  BCP has taken specific measures to continue its de-dollarization process, such as the reduction of soles-mortgage rates to promote Soles indebtedness with the right products and the increase of its Soles time deposits’ rate, which given the increasing confidence in the local currency, should contribute to align its portfolio currency distribution to the market.

II.2 Deposits and Mutual Funds

Deposits were up 12% QoQ and 25% YoY, fully supporting this way BCP’s important loan growth.

	Quarter ended			Change
Deposits and Obligations
US$ (000)	4Q06	3Q06	4Q05	4Q06/4Q05	4Q06/3Q06

Non-interest bearing deposits	1,946,718	1,721,237	1,673,941	16.3%	13.1%
Demand deposits	761,391	640,093	512,373	48.6%	19.0%
Saving deposits	1,952,087	1,768,181	1,656,470	17.8%	10.4%
Time deposits	2,885,144	2,608,251	2,155,015	33.9%	10.6%
Severance indemnity deposits (CTS)	775,027	684,988	654,791	18.4%	13.1%
Interest payable	36,456	32,317	23,695	53.9%	12.8%

Total customer deposits	8,356,823	7,455,066	6,676,285	25.2%	12.1%

Mutual funds in Perú	1,233,605	1,161,376	1,015,014	21.5%	6.2%

Mutual funds in Bolivia	57,550	54,225	55,268	4.1%	6.1%

Total customer funds	9,647,978	8,670,667	7,746,567	24.5%	11.3%

As of year end 2006, deposit growth reached 12.1% QoQ and 25.2% YoY, maintaining this way their important role as main funding source for loan growth. Time deposits and savings deposits represent the largest portions with 35% and 23% of the total deposit base, and grew 10.6% and 10.4% respectively. Looking at monthly average balances, deposits channeled through the retail segment contributed 49% of the total deposit base, confirming also the importance of the retail segment / client base for BCP’s growth on both the asset and liability sides of its Balance Sheet.

Measured also by monthly average balances of total deposits, BCP’s market share is constantly increasing based on BCP’s strong and solid image and reached 36.5% as of December 2006 vs. 36.1% in September 2006 and 35.8% in December 2005. Furthermore, its Soles/Dollar composition reveals a further de-dollarization of its deposits, reaching as of December 2006 a 31% Soles/69% Dollar composition compared to 28%/72% in September 2006.

BCP holds a leading market share position in most of the different deposit types. For CTS deposits (a mandatory monthly deposit that serves as severance payment) market share is the highest at 55.4%, far above the next competitor which holds 19%. This is followed by saving deposits, where BCP holds 34.6% and 43.1% for deposits in local currency and US Dollars respectively, and demand deposits, with market shares of 38.3% and 42.2% for Soles and Dollars. Time deposits, where market shares reach lower numbers at 19.5% and 36.2% for Soles and Dollars, are being greatly promoted by offering higher interest rates as is the case for time deposits in Nuevos Soles.

In Mutual Funds placed through Credifondo, BCP continues holding the largest market share with 47.8% as of December 2006, though a drop from 50.6% in September was reported. This drop in market shares, despite a good 6% QoQ growth rate in administered funds (US$ 1,234 million), reflect a very competitive environment which is challenging our dominant position. Altogether for the year 2006, mutual funds administered by Credifondo grew 22% vs. a market expansion of 30%.

II.3 Net Interest Income

NII grew 10% fueled by strong loan growth and better investment returns, while interest expense was down 1.6%, leading to an overall improvement of NIM to 5.32%

	Quarter			Change
Net interest income
US$ 000	4Q06	3Q06	4Q05	4Q06/4Q05	4Q06/3Q06

Interest income	184,437	174,828	145,783	26.5%	5.5%
Interest on loans	143,958	137,090	116,280	23.8%	5.0%
Interest and dividends on investments	32	24	224	-85.7%	33.3%
Interest on deposits with banks	16,941	21,703	10,574	60.2%	-21.9%
Interest on trading securities and other	23,506	16,011	18,705	25.7%	46.8%
Interest expense	(66,714)	(67,766)	(43,516)	53.3%	-1.6%
Interest on deposits	(50,139)	(47,509)	(29,110)	72.2%	5.5%
Interest on borrowed funds	(6,400)	(7,023)	(5,494)	16.5%	-8.9%
Other interest expense	(10,175)	(13,234)	(8,912)	14.2%	-23.1%

Net interest income	117,723	107,062	102,267	15.1%	10.0%

Average interest earning assets	8,854,003	8,543,953	7,508,883	17.9%	3.6%

Net interest margin*	5.32%	5.01%	5.45%

Interest income expanded 5.5% QoQ fueled basically by an increase in interest on loans (+5%) and returns on investments in securities (+47%), which include better returns for CD’s at the Central Bank and for Peruvian corporate and government bonds.

On the other hand, interest expense dropped 1.6% QoQ mainly because the interest rate SWAP transaction which generated a loss in the 3Q06 following movements in interest rates in the market and which was reflected in the “other interest expense” line, resulted this 4Q06 in a very small negative position leading to lower other interest expenses (-23% QoQ).

Thus, the increased interest income, combined with lower interest expense led to a very healthy 10% QoQ growth of net interest income. Furthermore, this NII increase was stronger than loan growth for the quarter resulting in improved net interest margins (NIM), which recovered to 5.32% for 4Q06 from 5.01% in the 3Q06.

* Annualized

II.4 Loan provisions

4Q06 reveals a continuation in the improvement of loan quality reaching a PDL ratio of 1.28% and coverage ratio of 249.48%.

	Quarter ended			Change
Provision for loan losses
US$ 000	4Q06	3Q06	4Q05	4Q06/4Q05	4Q06/3Q06

Provisions	(11,179)	(1,881)	(14,447)	-22.6%	494.2%
Loan loss recoveries	7,991	9,273	9,130	-12.5%	-13.8%

Total provisions, net of recoveries	(3,188)	7,392	(5,316)	-40.0%	-143.1%

Total loans	5,871,021	5,514,218	4,869,428	20.6%	6.5%

Reserve for loan losses (RLL)	187,689	185,608	194,586	-3.5%	1.1%

Bcp’s Charge-Off amount	12,700	11,366	16,248	-21.8%	11.7%

Past due loans (PDL)	75,231	83,750	93,707	-19.7%	-10.2%

PDL/Total loans	1.28%	1.52%	1.92%
Loan Coverage Ratio	249.48%	221.62%	207.65%

A continuing and even stronger economic growth as well as an increase in consumption and stronger consumer confidence led to the also strong loan growth that resulted in provisions for business expansion in line with estimates and with the provisioning levels of the 1st and 2nd quarters. In fact, total gross provisions reached US$11.2 million, in line with the levels of the 1Q06 (US$16.2 million) and 2Q06 (US$10.5 million). During 3Q06, provision reversals were so strong due to the better credit quality at the fishing companies and the start of the fishing export season that the gross provision number dropped to only US$1.9 million. Furthermore, 4Q06 also reported recoveries of charged-off loans of US$7.8 million and resulted in a provision net of recoveries of US$3.1 million for 4Q06.

Despite the stronger expansion of the somewhat riskier retail business (consumer, mortgage, credit cards) and SME (PYME), PDL ratio continued improving since past due loans dropped further 10.2% QoQ reaching a very low US$ 75.2 million in 4Q06. Thus, PDL ratio was only 1.28%, down from 1.52% in 3Q06 and 1.92% in 4Q05. This trend in past due loans reflects the increasing liquidity available in the financial market and healthy economic growth.

Consequently, coverage ratios reached also record high levels at 249.48% in December 2006 vs. 221.62% in September 2006 and 207.65% at the start of the year.

This credit quality improvement is also reflected by the level of provisioning as percentage of NII which remains at 9.5%, below the traditionally expected number between 10% and 15%.

II.5 Non Financial Income

Our transactional business and related fee income denote a solid growth consistent with our business strategy.

	Quarter			Change
Non financial income
US$ 000	4Q06	3Q06	4Q05	4Q06/4Q05	4Q06/3Q06

Fee income	62,079	59,440	56,023	10.8%	4.4%
Net gain on foreign exchange transactions	10,853	9,674	9,165	18.4%	12.2%
Net gain on sales of securities	5,176	3,112	109	4648.6%	66.3%
Other income	3,964	1,950	3,124	26.9%	103.3%

Total non financial income	82,072	74,176	68,421	20.0%	10.6%

Fee income grew 4.4% QoQ as did the average number of transactions per month which was up to 27.4 million in 4Q06 from 25.3 million in 3Q06. The average monthly transactions for the year 2006 closed at 24.6 million, 19.7% higher than the average for the year 2005, and led to the increase in fee income reported. This confirmed our strategy of reducing some fees to achieve a proportionately higher volume growth, which at the same time achieved an increase in banking penetration and contributed to our objective of becoming a more accessible banking institution.

The composition of this growth is also a reflection of the efforts to develop and promote more cost efficient distribution channels such as electronic channels, which are the fastest growing and include our recent and most innovative “Agente ViaBCP”. Thus, we can note:

(i)	Electronic channels (which include ATMs, Telephone Banking, Internet Banking, Agente Via BCP), which account for 48.5% of all transactions, expanded by 9.6% QoQ and 27.7% for the year 2006.
(ii)	Traditional teller transactions, which still account for 32.5% of all transactions, also grew but at a lower pace reaching 8.2% QoQ growth and 9.5% for the year.
(iii)	Even the remaining transactions (debit cards, POS, ATM’s from other banks and our cash management service Telecrédito) were up 11.8% QoQ and 19.8% for the year.

The increased volume was possible since BCP invested in an important expansion of its network through the opening of 19 new branches during 2006, 105 new ATM’s, but more importantly 491 new “Agentes ViaBCP” to complete 552 of these innovative sites by the end of 2006. Thus, BCP’s network has expanded by more than 70% within the year 2006, an impressive achievement.

It is also noteworthy, that the strongest QoQ growth in fees was reported by loan related fees for Consumer Loans, Mortgages and SME’s loans which were up 67.5% QoQ and 45% YoY, followed by credit card fees which were up 11.5% QoQ following the seasonal impact of the Holidays with its important increase in consumption. However, debit card fees drop 35.3% QoQ as larger expenses related to fraud and insurance were reported.  Fee income from Credibolsa and Credifondo were also up 10.8% and 7.2% QoQ, resulting from increased activity in the capital markets and better performance of the local stock market.

	Quarter			Change
Fee Income US$ 000
	4Q06	3Q06	4Q05	4Q06/4Q05	4Q06/3Q06

Saving Account	7,246	6,910	6,319	14.7%	4.9%
Demand Deposits	7,391	7,146	6,629	11.5%	3.4%
Credit cards	7,790	6,989	6,524	19.4%	11.5%
Fund transfer services	6,369	6,169	5,188	22.8%	3.2%
Collection fees	4,315	4,199	3,961	8.9%	2.8%
Billings & payments	5,071	5,128	4,397	15.3%	-1.1%
Contingent and foreign trade	5,940	5,925	4,810	23.5%	0.3%
Debit card	1,739	2,686	2,818	-38.3%	-35.3%
Brokerage and fees	2,187	1,645	2,025	8.0%	33.0%
Commercial loans	2,269	2,580	1,939	17.0%	-12.0%
Insurance	1,752	1,370	1,559	12.4%	27.8%
Distribution channels and Others	2,856	3,033	3,542	-19.4%	-5.8%
Personal loans, Mortgages and SME loans	2,865	1,710	1,973	45.2%	67.5%
Credibolsa	1,621	1,463	1,954	-17.0%	10.8%
Credifondo	2,669	2,489	2,386	11.8%	7.2%
Total fee income	62,079	59,440	56,023	10.8%	4.4%

Net Earnings in FX transactions also report a significant increase of 12.2% QoQ contributing to an 18.4% YoY. This performance follows the same pattern as fee income since the seasonal increase in consumption and thus commercial activity of the 4Q every year is tightly linked to these FX commissions given the nature of our dual currency market.

Net gains in the sale of securities showed also an important increase of 66.3%, following the recovery of the Lima Stock Exchange, with its index up 19.1% QoQ. Furthermore, additional gains were recorded this 4Q06 with the sale of some government bonds.

II.6 Operating Costs and Efficiency

The efficiency ratio deteriorates in 4Q06 reaching 53.85% due to the increased operating costs, mainly personnel and administrative costs which grew 16.4% and  25.1% YoY.

	Quarter			Change
Operating expenses US$ 000
	4Q06	3Q06	4Q05	4Q06/4Q05	4Q06/3Q06

Salaries and employees benefits	52,087	46,370	44,766	16.4%	12.3%
Administrative, general and tax expenses	41,945	35,921	33,517	25.1%	16.8%
Depreciation and amortizacion	8,637	8,533	8,367	3.2%	1.2%
Other expenses	7,563	25,885	1,008	650.3%	-70.8%

Total operating expenses	110,232	116,709	87,658	25.8%	-5.5%

Efficiency Ratio	53.85%	51.55%	51.74%

During 4Q06, total operating costs dropped 5.5% QoQ, since the significant SAR (Stock Appreciation Rights) provision of the 3Q06 was not repeated in 4Q06. Excluding these extraordinary expenses, however, operating costs do increase due to higher personnel as well as administrative expenses.

Personnel costs were higher as a result of the important expansion of our retail business, a segment which is in fact personnel intensive. Thus, the areas of expansion were related to: (i) the growth in number of branches, (ii) the longer opening hours of these branches that required additional working shifts, (iii) improved services offered, (iv) more sales people for retail and SME and finally (vi) a larger profit sharing provisions. It is however worth mentioning, that there has also been an Exchange rate effect, since salaries are to its greatest extent denominated in Nuevos Soles, which given the appreciation of the NS resulted in increased expenses in USDollar terms.

The increase in administrative costs is basically explained by an important increase in marketing activity, leading to an approximately 63% costs hike following an aggressive ad campaign, especially for the holiday season and credit cards. Besides these important expenses, other administrative expenses such as auditors and marketing consultants increase 57.9% QoQ as did space rental expenses (+33.1% QoQ) that respond to the increase in number of branches.

Other expenses in turn, reflected a significant drop explained by the reduced SAR provisions as a hedge mechanism was put in place to eliminate the earnings volatility caused by the fluctuation in our shares price. As a result of this hedge, the net SAR provision recorded in 4Q06 was US$ 3.9 million vs. the very large US$ 18 million SAR provision of the previous quarter.

Given that extraordinary expenses are excluded for the calculation of our efficiency ratio, and that such recalculated operating expenses grew more QoQ (+13%) than operating income (+8.2%), a deterioration of the efficiency ratio was recorded for 4Q06 at 53.85% vs. 51.55% in 3Q06 and also vs. 51.74% in 4Q05.

II.7 Shareholders’ Equity and Regulatory Capital

	Quarter			Change
Shareholders’ equity US$ 000
	4Q06	3Q06	4Q05	4Q06/4Q05	4Q06/3Q06

Capital stock	364,706	364,706	364,706	0.0%	0.0%
Reserves	242,889	242,889	210,928	15.2%	0.0%
Unrealized Gains and Losses	52,302	46,428	37,205	40.6%	12.7%
Retained Earnings	56,335	56,337	80,427	-30.0%	0.0%
Income for the year	247,756	180,062	184,155	34.5%	37.6%

Total shareholders’ equity	963,989	890,422	877,421	9.9%	8.3%

Return on average equity (ROAE)	29.20%	24.57%	22.27%

BCP’s net equity reached US$ 964 million as of December 2006, an increase of 8.3% QoQ and 9.9% YoY. However, the stronger growth of income led to the ROAE improvements we have been able to report throughout the year. Thus, ROAE reached 29.20% this 4Q06, showing an important improvement compared to 24.57% in 3Q06 and 22.27% in 4Q05. Overall ROAE for the year 2006 was therefore 28.63%, a very significant improvement from 23.38% for the year 2005.

The ratio of regulatory capital to risk weighted assets for BCP unconsolidated as of December 2006 reached 11.82% with a Tier I ratio of 9.8%. Risk weighted assets include US$ 266 million of market risk, which require US$24.2 million of regulatory capital. Regulatory capital includes US$140.1 million subordinated debt, most of which was issued during 4Q06.

As we previously reported, during the last months of the year, the capital adequacy ratio of BCP (reg. capital/risk weighted assets) had decreased due to higher growth of direct and contingent loans, dropping below the internal limit of 10.5%. For this reason, BCP decided to issue in October 2006, approximately US$120 million subordinated bonds in the international capital markets. Thus, at the end of 4Q06, the BIS ratio at BCP is at 11.8%, comfortably above the minimum requirements by Basel I (8%) and Peruvian authority regulations (9.1%).

	Quarter ended			Change
Regulatory Capital and Capital Adequacy Ratios US$ 000
	4Q06	3Q06	4Q05	4Q06/4Q05	4Q06/3Q06

Capital Stock, net	402,543	395,977	375,081	7.3%	1.7%
Legal and Other capital reserves	285,600	280,941	234,835	21.6%	7.8%
Generic Contingency loss reserves	56,921	52,786	45,493	0.0%	498.9%
Subordinated Debt	140,086	23,389	31,276	25.1%	17.5%

Total	885,150	753,093	686,685	347.9%	6.5%

Less: Investment in multilateral organization and banks	(154,278)	(144,816)	(143,773)	28.9%	20.2%

Total regulatory capital	730,872	608,277	542,911	7.3%	7.5%

Risk-weighted assets	5,915,150	5,501,521	4,667,591	34.6%	-18.4%

Market Risk	24,194	29,643	25,470	26.7%	0.0%

Capital Ratios:
Regulatory capital as a percentage of risk-weighted assets	11.82%	10.44%	10.97%

Ratio of risk-weighted assets to regulatory capital	8.46	9.58	9.11

III. Banco de Crédito de Bolivia

III.1 Bolivian Financial System

Despite the political uncertainty during the last years, the favorable international context has allowed Bolivia to obtain fair macroeconomic results, which have impacted positively on the financial system.

Deposits increased 10.5% QoQ and 15.4% YoY, reaching US$ 3,324 million as of December 2006. The system’s total loans reached US$ 2,767 million, 1.4% more than the US$ 2,728 million achieved in September 2006. It is also noteworthy that the quality of loan portfolio improved with past due loan ratios decreasing QoQ from10.1% to 8.7%. The coverage of past due loans with provisions was 90.7%, greater that 83.8% level reached in the previous quarter.

III.2 Net Income

Net income of BCB reached US$ 4.1 million in 4Q06, 17.1% higher than the net income of US$ 3.5 million registered in 3Q06, and 7.9% higher than US$ 3.8 million in 4Q05. This way, BCB continues the upward trend experienced during the last year, showing an ROE as of December 2006 of 21.7%, significantly higher than 12.9% ROE of the system. In addition, thanks to a strategic conservative management on credit risk, past due loan ratio reached 3.6%, a much better level than 8.7% of the system. Altogether, BCB shows a consistent development, with profitability and loan quality ratios superior to those of the Bolivian banking system.

It is worth mentioning that during 2006, highly profitable segments such us the retail, middle market and “consolidated” segments have been more relevant for BCB’s results. The “consolidated” segment was created with a target on middle market enterprises with total sales below US$ 1 million annually. In addition, the SME segment has also contributed to the positive developments of BCB’s business. All of these segments show a high growth potential in the Bolivian market and BCB is positioned as the best institution with infrastructure and corporate knowledge to attend these segments.

III.3 Assets and Liabilities

Total loans as of December 2006 reached US$ 387.1 million, reflecting a 1.9% QoQ growth. This is the result of a well diversified loan growth in the different business segments. BCB’s market share achieved 14.8% for loans and deposits, positioning BCB third in the financial market ranking.

As mentioned above, BCB’s loan portfolio quality is superior to the system. Past due loans over total loans reached 3.6% as of December 2006. This represents a further improvement from 4.3% past due ratio for 3Q06, and an even more significant progress compared to the 8.7% of the system.

On the other hand, BCB’s total deposits also increased 14.9% QoQ and 20.3% YoY, mainly due to a higher confidence of individuals and to a relative political stability. Total Deposits were boosted by better interest rates and more campaigns.

The following chart presents figures and indicators of BCB:

	Quarter			Change %
Banco de Crédito de Bolivia US$ million
	4Q06	3Q06	4Q05	4Q06/4Q05	4Q06/3Q06

Total Loans	387.1	379.8	346.6	11.7%	1.9%
Past due loans	13.8	16.4	20.1	-31.3%	-15.9%
Loan loss reserves	-22.6	-24.6	-26.1	-13.4%	-8.1%
Total Assets	650.6	576.8	570.7	14.0%	12.8%
Deposits	518.5	451.3	430.9	20.3%	14.9%
Shareholders’ net equity	70.3	66.3	65.7	7.0%	6.0%

Net income	4.1	3.5	3.8	7.9%	17.1%

PDL/Total loans	3.6%	4.3%	5.8%
Loan Coverage ratio	163.6%	149.9%	129.9%
ROAE	21.7%	21.0%	16.7%
Branches	57	54	48
ATMs	142	139	134
Employees	916	1,084	1,152

IV. Atlantic Security Holding Corporation

Net income for Atlantic Security Holding Corporation (ASHC) of USD 3.7 million reflects growth of 6.5% YoY and -1.8% QoQ.

Core revenues grew by 30.6% QoQ and 17.9% YoY, driven mostly by margins that have widened with respect to previous quarters, thus allowing 2006 asset growth to contribute with proportionately higher income.  Fees and commissions have also grown, further improving core revenue performance.  An increase in operating expenses, diminished gains from the sale of securities and the sizable contributions of provision reversals and other income for 3Q06 help explain why the improvement in core revenues did not translate into an increase in net income for 4Q06.

	Quarter			Change %
ASHC (US$ Million)
	4Q06	3Q06	4Q05	4Q06 / 4Q05	4Q06 / 3Q06

Net interest income	3.9	3.1	3.2	19.5	25.7
Dividend income	0.2	0.1	0.0	430.9	73.8
Fees and commissions from services	1.7	1.3	1.3	28.3	25.8
Net gains on foreign exchange transactions	-0.1	-0.2	0.2	-132.7	57.5
Core Revenues	5.7	4.3	4.8	17.9	30.6

Total provisions, net of recoveries	0.0	0.4	-0.6	100.0	-100.0
Net gains from sale of securities	0.3	0.4	0.8	-61.3	-27.0
Other income	0.0	0.6	0.1	-80.0	-97.0
Operating expenses	-2.3	-2.0	-1.7	-39.0	-13.3

Net income	3.7	3.8	3.5	6.5	-1.8

Net income/share	0.1	0.1	0.1	6.5	-1.8

Total loans	131.2	132.7	157.5	-16.7	-1.2
Total investments available for sale	738.6	691.4	520.5	41.9	6.8
Total asset (1)	1,317.7	1,305.9	1,052.7	25.2	0.9
Total deposits	1,166.1	1,164.1	931.7	25.2	0.2
Shareholder’s equity (2)	117.8	109.6	103.0	14.4	7.5

Net interest margin	1.25%	1.02%	1.64%
Efficiency ratio	38.2%	37.5%	28.8%
Return on average equity (2)	13.1%	14.4%	13.7%
PDL / Total loans	0.00	0.00	0.00

Loan Coverage ratio	1.9%	1.9%	1.8%
BIS ratio	15.77%	16.94%	17.12%

(1) Total assets do not include investments in BAP.
(2) Shareholder’s equity doesn’t include treasury shares.

The slowdown in asset growth that begun mid-2006 has settled to reach the current 0.9% QoQ.  For the year, asset growth posted 23.8%, explained in large by political uncertainty in Peru during the first half of 2006.  Net interest income for the quarter posted a healthy 25.7% QoQ and 19.5% YoY.  This was due to the fact that lower funding costs and stable asset yields have led to wider margins, despite the fact that the flat yield curve scenario of last quarter remains pretty much unchanged.  Although net interest margin grew from only 1.02% to 1.25% between 3Q06 and 4Q06 and has yet to reach the 1.64% of 4Q05, the additional 23 basis points in interest margin are currently applied to a much larger asset base.  Some additional widening is expected for the following quarters.

Fees and commissions grew 25.8% QoQ and 28.3% YoY.  Management fees have recovered as the asset management line of business experienced moderate growth during 4Q06, but incentive fees from above-average performing funds have also played an important role in driving the increase of service-based income.

While for 3Q06 provision reversals reflecting improvements in the quality of investments contributed with USD 1,000,000 to net income, for 4Q06 no such income was generated.  Operating expenses grew slightly as evidenced by the increase in the efficiency ratio from 37.5% to 38.2% between quarters.  These greater expenses reflect mostly higher than expected legal and audit fees, as well as prepayments in technology investments budgeted for 2007.

Interest Earning Assets

Interest earning assets reached US$ 1.247 MM, as shown in the table below.  Growth for the year settled at 26.1%, although most of this growth occurred during the first half of the year.  Loans have continued to decrease and some placements in Due from banks have been transferred to Investments.  The rebalancing of the investment portfolio towards less risky and more liquid securities has continued for yet another quarter, moving from a portfolio composition of 69% investment grade securities in 3Q06 to 73% for 4Q06.  The comparison with 4Q05 is more significant, growing from 52% to 73%.

INTEREST EARNING ASSETS* (US$ Million)	Quarter			% Change

	4Q 2006	3Q 2006	4Q 2005	4Q06 / 4Q05	4Q06 / 3Q06

Due from banks	430	463	359	19.6%	-7.1%
Loans	131	133	158	-16.7%	-1.2%
Investments	686	631	472	45.2%	8.7%

Total interest-earning assets	1,247	l,226	989	26.1%	1.7%

(*) Excludes investments in equities and mutual funds.

Asset Management Business

Our asset management business includes customers’ deposits, mutual funds and securities custody. The total of these funds has grown 1.6% and 31.8% QoQ and YoY, reaching US$ 2.542 billion as of 4Q06 (US$ 2.501 billion in 3Q06).  Growth in time deposits to mutual & investment funds remains largely independent, but both have decreased their rate of growth, reaching 0.2% and 2.9% QoQ, as compared to rates of 10% each for the first half of the year.

V. Prima AFP

Developments in the private pension fund market

During this 4Q06 more transfer of clients from one pension fund to the other were registered, than new affiliations, reflecting the intense competitive environment which generates the extremely high operating costs in the pension fund market today. Thus, transfers in the system reached only in the month of November 60,000, whereas new affiliations for the 4Q06 period were only 49,000 going from 3.831 million to 3.882 million affiliates by the end of the 4Q06. Returns in the different administered funds remained high as did the increase of administered funds, which was up 11.9% QoQ reaching a total US$14,391 million.

Private Pension Fund System:  Main Indicators

	4Q06	3Q06	2Q06	1Q06	2005

Affiliates mm	3.882	3.831	3.775	3.693	3.637
% Change	1.3%	1.5%	2.2%	1.6%	7.1%
Contributors mm (1)	n.d.	1.403	1.387	1.377	1.367
% Change	n.d.	n.d.	0.8%	0.7%	4.9%
Contributor-to-Affiliate ratio (2)	n.d.	37%	37%	37%	39%

Sales force	5,647	5,443	4,798	4,355	3,989
Assets under management US$ mm	14,391	12,855	11,385	10,290	9,494
% Change (3)	11.9%	12.9%	10.6%	8.4%	20.3%

Income US$ mm	45.3	51.3	40.3	49.0	182.8
Operating expenses US$ mm	60.0	46.3	41.0	35.5	105.6
Operating income US$ mm	(14.7)	5.0	(0.7)	13.5	77.2
Net Income US$ mm	(5.4)	13.4	3.5	13.8	63.7

(1) Average affiliates 12 months.
(2) Based on average affiliates.
(3) Quarter Variation for 1Q2006.
According to Peruvian GAAP. In local Peruvian Accounting, legal reserves are included in the income statement, as opposed to the IFRS.

PRIMA AFP performance for 4Q06

Positioning

The merger of Prima AFP and Unión Vida AFP posed significant operational and commercial challenges that were dealt with successfully. On the operational side, more than 225 people worked more than 60,000 hours to complete the merger successfully. On the commercial side, Unión Vida had an intense competitive pressure, but nevertheless achieved between September and November a net increase of 707 affiliates.

The merger was successfully concluded 1º of December, giving start to a new re-enforced Prima AFP, with significantly larger human and technological capacities and a much larger size measured by affiliates, contributors and managed funds:

PRIMA AFP: Main indicators

	4Q06	3Q06	2Q06	1Q06	4Q05	4Q06/4Q05	4Q06/3Q06

Funds under management US$ mm	4,207	929	713	533	255	1549%	353%
Affiliates (1)	997,963	125,840	97,068	73,794	51,838	1825%	693%
Contributors (2)	379,308	93,352	72,152	49,506	19,401	1855%	306%
Adjusted contributor-to-affiliate ratio (3)	38%	89%	89%	90%	84%	—	—

(1) Source: SBS.
(2) Company’s estimations.
(3) Takes into account the transfer process.

As a result of the merger process, Prima AFP has today:

•

A solid team of professionals, result of the sum of the capabilities and experience of the employees of both companies: 275 administrative employees at the time of the merger, 126 employees in services and maintenance, 113 in commercial supervision and a sales force of 2,081.

PRIMA AFP: Evolution of sales force

                                                  Source: SBS

•

One of the largest volumes of the market: the merged company reached 997 thousand affiliates on December 2006, 25.7% of the system (2ª in the market). Likewise, on December 2006, the company administered US$4.2 billion, 29.2% of the system (2ª in the market).  A better measure of ongoing performance and earnings capacity is however its share of contributions captured in the market or “collections” (which include compulsory and also voluntary contributions), since fees are charged on the volume of compulsory collections per month. Prima’s share of collections reached an important 32% of total collections in the market.

Market Share after the Merger

		PRIMA

Affiliates	Number	997,963
	% Share	25.7%
Contributors (1)	Number	379,308
	% Share	25.5%
Funds under management	US$ mm	4,206
	% Share	29.2%
Collections (2)	US$ mm (4Q06)	99.1
	% Share	31.9%

(1) Prima’s estimation.
(2) Collections include Unión Vida.

•

A company with more than 17,000 pensioners.  In order to attend them, as well as affiliates and potential clients, the company will need to increase its national presence by growing its points of sale and customer service.

Financial Results

However, 4Q06 operating and net results were negative, since in addition to the continuing high operating costs of the industry, the merger resulted in significant charges.

Thus, 4Q06 results show an important loss of US$ 10.9 million on income of US$ 8.9 million. Main charges related to the commercial business correspond to salaries and commissions paid to the sales force in order to defend its client base. Among the merger costs, the most noteworthy were the write-off of the computer system from Unión Vida, write-off of the value of the Brand, lay-off costs of redundant personnel and the loss in part of a cumulative tax shield of the company. The effect of these costs in Prima’s IFRS statements was in part reduced by the deferral of about US$ 6.8 million of expenses related to the acquisition of clients according to these international accounting rules vs. Prima’s local books.

This way, Prima closed 2006 with total losses of US$ 20.7 million, but having cleared the path for a profit generating operation in the future. Furthermore, the potential of income generation in the newly merged company was evident in December, when collections (i.e. contributions on which administrative commissions are charged) for the month reached US$ 34.6 million, reflecting a significant 32% of total collections in the market.

Main financial indicators for the company are shown below:

PRIMA AFP: Main Financial indicators (US$ m) (1)

	4Q06	3Q06	4Q05	4Q06/3Q06	2006	2005	2006/2005

Income	8,923	8,749	440	2.0%	23,425	459	5003.6%
Operating Losses	(19,803)	(13,684)	(4,101)	44.7%	(44,149)	(8,056)	448.0%
Net Losses	(10,879)	(4,935)	(3,661)	120.4%	(20,724)	(7,597)	172.8%

Total Assets	233,928	183,809	18,315	27.3%	233,928	18,315	1177.2%
Total Liabilities	115,447	58,484	2,845	97.4%	115,447	2,845	3957.9%
Net Worth	118,481	125,325	15,470	-5.5%	118,481	15,470	665.9%

(1)Figures include estimations of DAC and merger adjustments.

VI. EL PACIFICO PERUANO SUIZA AND SUBSIDIARIES (PPS)

Results reported by PPS for 4Q06 have been strongly and positively affected by an extraordinary gain related to the sale of a securities package in the Lima Stock Exchange mainly to another Credicorp subsidiary following a change in our corporate investment policies, which included primarily common shares of BCP and Alicorp for about US$ 40 million. Thus, the consolidation process eliminated most of this extraordinary income, revealing still a real performance improvement with total contribution to Credicorp for the year 2006 of US$ 14.5 million, up 159% QoQ from US$ 5.6 million in 2005.

Looking at operational results, i.e. excluding this non-business related extraordinary gain, 4Q06 results continue showing a recovery from 2005 performance levels, though a small QoQ drop was recorded as important casualties were reported. On a cumulative basis for 2006 better Underwriting Results and Net income were reported, reaching a ratio of 9.3% of Underwriting Results/ Total Gross Premiums vs. 5.5% in 2005.

VI.1 Net Income

Net consolidated income before minority interest for 4Q06 reached US$ 42.6 million including the extraordinary income mentioned above (vs. US$ 6.6 million in 3Q06). However to evaluate PPS’s business performance we should look at PPS’s contribution to Credicorp which exclude in the consolidation process such extraordinary income leaving PPS’s 4Q06 contribution to Credicorp at US$ 4.5 million, very close to the contribution in 3Q06 of US$ 4.6 million, though again significantly higher than its 4Q05 contribution of US$ 0.9 million.

These improved results represent the recovery in earnings within the Health (EPS) business, which though reporting lower income QoQ is still operating profitably and  reached net income of US$ 0.7 million (vs. 1.3 million in 3Q06) after reporting losses throughout 2005. In the Property & Casualty business (PPS), important claims hit the company again this 4Q06 resulting in operating losses, which were only offset by the extraordinary sale of securities. In the Life Insurance segment, 4Q06 results were better QoQ, but a YoY drop of 31% in earnings was recorded as the conservative policies still in place for its life insurance calculations keep putting PV’s Life Insurance business at a disadvantage.

VI.2 Revenue and Operating Expenses

During 4Q06, income from Total Premiums dropped 10% compared to 4Q05and 8.6% compared to 3Q06. This is the combined result of a drop of 21% in premiums in the P&C business, while the health insurance business at the EPS grows 7% and PV’s premiums drop 1%. Technical Reserves in the P&C business decreased US$ 6 million vis-à-vis the 4Q05 due to lower premiums income. Nevertheless, Net Earned Loss ratio (NEL) is 10.6 pp lower than a year ago at 72.4%, which added to lower reserves led to an underwriting result 77.9% above 4Q05, though lower by 41% vis-à-vis the 3Q06. Operating costs do show an increase related to higher advertising costs and provisions and a reclassification of deferred acquisition costs. This led to a deterioration of our efficiency ratio (Expenses to Net Premiums Earned) from 23% in 3Q06 to 25% in 4Q06.

Net Premiums Earned reached US$ 66.8 million, 19.3% higher than 4Q05 but basically flat QoQ. This flat performance of NPE despite the important drop in Total Premiums is the result of an increase in retained premiums and lower reserves related to the lower Total Premiums. This drop in total premiums was in turn related to a delayed bidding process to renew significant government contracts, now expected for the 1Q07 and a drop in the fire insurance segment.

It is important to note the decrease of 75.3% in Reserves with respect to 3Q06. This reflects a drop in reserves of the P&C business by US$ 6 million related to the lower Premiums generation, and an approximately US$ 5.5 million less reserves in Life Insurance (PV) as a result of a drop in Life Annuities due to a competitive disadvantage.

	Quarter			Change

US$ mm	4Q06	3Q06	4Q05	4Q06/4Q05	4Q06/3Q06

Total Gross Premium	87.6	95.7	97.4	-10.1%	-8.6%
Retained Premium	70.7	80.2	71.6	-1.3%	-11.9%
Reserve Adjustments	3.9	12.9	15.6	-75.3%	-69.9%
Net Premiums Earned	66.8	67.3	56.0	19.3%	-0.8%

Net Earned Loss Ratio (NEL) for 4Q06 was 72.4%, 10.6 percentage points below 4Q05 and 3.9 percentage points above 3Q06.  The deterioration this 4Q06 is explained basically by a drop of NEL for General Insurance which reported important claims in the marine hull business reaching this 4Q 75.2% for P&C. NEL ratio in Pacifico Vida continues improving reaching 63.6% vs. 75% in 3Q06.  The Health Segment (EPS) also had a favorable effect in the overall NEL ratio, since it drops to 75.9% compared to 81% in 3Q06.

Net Claims reached US$ 48.4 millions, 4% higher than 4Q05 and 4.9% higher than 3Q06.

Financial Income for 4Q06 reached US$ 10.2 million, 9.5% above 4Q05.  This improvement is the result of increased returns achieved on investments at PPS and PV due to the expanded investment portfolio for both funds.  Other Income includes earnings on security sales, which includes this 4Q06 the sale of BCP common shares (US$ 33.5 million) and Alicorp common shares (US$ 6.7 million) and few other minor positions.

Salaries and Employees Benefits dropped 12.9% QoQ as no provisions were recorded this quarter compared to 3Q06 when provisions for the profit sharing annual payment at PPS and PV were reported.

General Expenses and Other Operating Expenses increased 32.9% QoQ, as this 4Q06 larger expenses and provisions for commissions and bonuses to brokers and agents were realized, as well as increased marketing expenses related to an ad campaign to introduce new products tailored for the growing retail market.

VI.3 Business Lines

Total contribution to BAP
(In US$, thousands)

	PPS	PV (After Minority Interest)	EPS	Net Income	Adjustments for Consolidation	Total Contribution to BAP

4Q05	(3,741)	5,732	(1,283)	708	197	905

1Q06	49	1,459	1,433	2,941	(252)	2,689

2Q06	2,303	2,231	204	4,738	(2,008)	2,730

3Q06	2,500	1,740	1,278	5,519	(933)	4,586

4Q06	35,165	4,095	885	40,144	(35,610)	4,534

Var% 4Q06/3Q06	1307%	135%	-31%	627%		-1%

Var% 4Q06/4Q05	-1040%	-29%	169%	5570%		401%

Property & Casualty (PPS)

Premiums for this segment dropped 14.5% QoQ, due to the deferral of important government insurance contracts, resulting in a 21.1% YoY drop.

Underwriting Results dropped 88.2% QoQ and reflected losses for the quarter, following important claims in the marine hull business and also increased commissions & fees as the risk portfolio was re-arranged. Financial income related to the sale of securities provided the necessary loss coverage this 4Q06 and led to the reported US$ 35.2 million for 4Q06, which in the consolidation process is reduced to around US$ 2 million.

Life (PV)

Total Premiums dropped as well 6.8% QoQ and 1% YoY. However, underwriting results were significantly better for 4Q06 at US$ 2.5 million, i.e. US$ 3.3 million above 4Q05. Nevertheless, higher general expenses and provisions resulted in a YoY 31% lower contribution compared to the same period of 2005.

Health (EPS)

Total Premiums at EPS grew 2.5% QoQ and 7% YoY. In addition, Net Earned Loss ratio improved to 75.9% vs. 81% in 3Q06 as claims dropped 10%, leading to Underwriting Result of US$ 4 million. Though this underwriting result was higher QoQ, net earnings reached only US$ 0.7 million.

VI. 4 Claims

Net Claims were up this 4Q06, rising 4% compared to 4Q05 and reaching US$ 48.4 million. Thus, NEL ratio also deteriorated QoQ reaching 72.4% vs. 68.5% for the Consolidated Insurance business. In P&C the losses were 0.7% above 4Q05, while Life and Health were 23 and 16 points lower, respectively.

Claims were higher in the Fire, Transportation & Marine Hull segments, whereas the lowest claims were reported in Personal Accidents and Fire segments..

VI.5 Investment Portfolio

Financial Income reached US$ 10.2 million in 4Q06, 9.5% above the results for 4Q05, best explained by a larger administered portfolio.

It is of relevant importance to note that the earnings realized through the sale of a securities package composed of BCP and Alicorp common shares reached US$ 40 million, which had in significant importance in PPS’s results. After consolidation, only gains in the sale of Alicorp shares are considered which represent a US$ 6.7 million extraordinary income.

The consolidated administered Portfolio of Securities and Real Estate reached US$ 750 million as of September 30, 2006 compared to the US$ 623 million reported as of for September 30, 2005.

VI.6 Market Share

The poor results of PPS in 2005 were also reflected in its market share. Thus, throughout 2005, PPS lost an important participation in the different business segments, which could not yet be reversed. In fact the fight for market share is fierce and a positive trend can not yet be reported.

The combined P&C and Life markets up to November 30, 2006, reached US$ 1,013 million, reflecting 12.9% higher premiums compared to the previous year. Market share of total premiums for PPS and PV was 26.8% compared to 28.9% in 4Q05. Market Share for P&C was 28.9% lower than 31.5% as of November 2005 and for Life was 23% as of November 2006.

Health fees in the Health Insurance market grew 11% YoY to a total US$ 130.1 million as of November 2006. Health fees in Pacifico Salud (EPS) reported a market share of 54.8%.

ECONOMIC OUTLOOK

Economic activity

The Peruvian economy showed a good development during the 4Q06, with growth rates over +9.8 % and + 6.9 % in October and November, accumulating growth of 7.6 % for the year.  Growth continues to be driven by the construction sector (+15.5% from January to November) mainly due to the development of new private investment projects and infrastructure developments of the public sector.  Other non-primary sectors like commerce (+10.7%) and non primary manufacture (+9.2%) are important, while among primary sectors, agriculture gained (+5.8%) but mining productions continued its decrease, reducing its annual  growth to +1.6%.  Regarding expense, private investment continues its acceleration and is pushing demand, while private expense shows also an increase compared to late years.

Gross Domestic Product
(annualized percentage variation)

Source: INEI

External Sector

As of November 2006, the trade balance surplus continue growing reaching annualized terms of US$ 8,587 MM, versus US$ 5,260 MM at the end of 2005.  Even though exports show a slight de-acceleration, they are still growing at an annual rate of 38%, mainly because of mining products export, which increased again (especially zinc, which increased between October and November).  This way, exchange rates as of November have increased in 26.9% regarding a similar period last year (+4.3% in 2005).  On the other hand, imports have been growing at an annual rate of 21% due to higher internal demand.  The most dynamic component of this growth so far in 2006 are imports of capital assets (+33.1%), specifically the ones required for construction (+46.8%) and also for industry (+30.1%), as well as transportation equipment (+39.9%).  International reserves have continued growing and the year closed at US$ 17,275 MM (US$ 14,097 MM at the close of 2005).

Exports and Imports
(annualized percentage variation)

Source: BCRP

Prices and exchange rate

Accumulated inflation closed 2006 in 1.1% after a slight rise in prices, followed by a fall in November, associated to the price reduction of the main public services (electricity and phones), as well as the appreciation of the exchange rate.  These factors have been determinant to get inflation under the range forecasted by the Central Bank of Peru (1.5% - 3.5%).  On the other hand, the higher offer of US Dollars due to growth in external accounts and the improved confidence in the local currency (reflected by higher future sales contracts of US Dollars) have pressured the exchange rate, closing the year with at S/. 3.195 for US$1 (resulting on a yearly appreciation of 6.9%).  During the 4Q06, Banco Central continued to intervene in the exchange market, buying US Dollars for a total of US$ 2,001MM.

Consumer price index	Exchange rate
(annual percentage variation)	(annual percentage variation)

Source: INEI, BCR

Fiscal Aspects

Central government operations continued improving, so that since November, surplus levels were reached (S/. 3,587 MM).  This has been principally due to a heavy increase in current revenues, especially income tax.  This result was not only because of the regularization of due taxes, but because of greater tax revenue in the third category tax, associated to a continued economic growth and favorable international prices from mining companies.  There has been a slight recovery of public expenses, due to approved salary increases and a still slow recovery of capital expenses.  This way, more financial resources than the foreseen are now available and are being directed to new development and decentralization projects announced by the government, even though there is still some trouble executing some of the regional projects.  In this context, it is estimated that fiscal accounts in 2006 will have closed with a surplus for the first time since 1997.

Central Government Deficit 1/
(Annualized, expressed in thousands of millions of Nuevos Soles)

1/ Negative indicates surplus
Source: BCR

Banking System

As of November, multiple banking outstanding loans reached US$ 15,285 MM, which represents an increase of 22.5% compared to the same month in 2005, and explained by the higher consumer loans (+39.5%), small companies (+29.7%) and mortgages (+17.1%), even though commercial loans, which increased by 19.4% showed also significant dynamism.  Such dynamism resulted in an important reduction of mature loans, which reached a record level of 1.81% of the gross total.

In the same period, loans in US$ Dollars grew only 4.4%, while loans in Nuevos Soles grew at a greater rate (+46.1%), which translates into a continuing de-dollarization process of the loan portfolio which was observed in recent years (with it, US$ Dollar loans represent 73% as of November 2005 against 66% as of November 2006) in the context of an appreciating local currency environment in the second semester of 2006, of a relatively more expensive US Dollar loan market, and the cost incentives offered for local currency loans, even long-term loans, such as the “Mi Vivienda” borrowing terms.  With respect to interest rates, the loan rate in Soles continued its decreasing trend and closed the year in 23.1% (23.6% on 2005), with major drops in the retail loans market, while the loan rate in US$ Dollars increased and closed 2006 at 10.8%, a similar level as observed in 2005 (10.4%).

On the other hand, deposits reached in September US$ 18,430 MM, which indicates an annual growth rate of 16.6% compared to November 2005.  In this period, the dollarization of deposits decreased only slightly from 65.7% to 63.6%, which reflects the persistent preference for dollars as saving instrument.  The deposit rate in Soles increased from 2.6% at the end of 2005 to 3.2% ending 2006, while deposit rates in US$ Dollars, for the same period, increased from 1.8% to 2.2%

Main Financial Indicators

	2005					2006

	1Q	2Q	3Q	4Q	Year	1Q	2Q	3Q	Year (F)

GDP (US$ MM)	18,203	21,361	19,470	20,308	79,341	20,352	24,203	23,469	92,465
Real GDP (var. %)	5.9	5.9	6.3	7.7	6.4	7.6	6.1	8.7	7.5
GDP per-cápita (US$)	2,687	3,153	2,874	2,997	2,928	3,004	3,572	3,464	3,412
Domestic demand (var. %)	4.1	4.6	6.1	7.1	5.5	10.7	7.2	10.6	8.3
Consumption (var. %)	4.0	4.4	4.5	4.7	4.4	5.3	5.4	6.4	5.8
Private Investment (var. %)	6.3	12.3	14.7	19.8	13.6	22.2	16.5	16.7	16.4
CPI (annual change, %)	1.9	1.5	1.1	1.5	1.5	2.5	1.8	2.0	1.1
Exchange rate, eop (S/. per US$)	3.26	3.25	3.34	3.43	3.43	3.36	3.26	3.25	3.20
Devaluation (annual change, %)	-5.8	-6.3	0.1	4.5	4.5	2.9	0.2	-2.8	-6.9
Exchange rate, average (S/. per US$)	3.26	3.26	3.27	3.39	3.30	3.34	3.29	3.24	3.27
Non-Financial Public Sector (% of GDP)	2.3	2.7	-0.6	-5.3	-0.3	3.9	5.7	1.4	1.1
Central government current revenues (% of GDP)	15.8	16.2	15.4	15.4	15.7	17.8	18.4	16.6	17.2
Tax Income (% of GDP)	13.9	14.2	13.1	13.2	13.6	15.2	16.3	14.2	15.0
Non Tax Income (% of GDP)	1.9	2.0	2.2	2.2	2.1	2.6	2.1	2.4	2.2
Current expenditures (% of GDP)	12.0	11.0	13.3	15.0	12.8	11.8	10.7	12.5	12.8
Capital expenditures (% of GDP)	0.8	1.2	2.0	3.4	1.9	0.8	1.3	2.4	2.2
Trade Balance (US$ MM)	1,089	1,059	1,386	1,726	5,260	1,245	2,162	2,828	8,426
Exports (US$ MM)	3,749	4,063	4,544	4,980	17,336	4,631	5,799	6,503	23,031
Imports (US$ MM)	2,660	3,004	3,158	3,254	12,076	-3,386	-3,637	-3,675	14,606
Current Account Balance (US$ MM)	143	142	380	440	1,105	-227	401	1,199	1,750
Current Account Balance (% of GDP)	0.8	0.7	2.0	2.2	1.4	-1.1	1.7	5.1	1.9

    Source: BCR, INEI, Estimations: BCP

Company Description:

Credicorp Ltd. (NYSE: BAP) is the leading financial services holding company in Peru. It primarily operates via its four principal Subsidiaries: Banco de Credito del Peru (BCP), Atlantic Security Holding Corporation (ASHC), El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros (PPS) and Grupo Credito.  Credicorp is engaged principally in commercial banking (including trade finance, corporate finance and leasing services), insurance (including commercial property, transportation and marine hull, automobile, life, health and pension fund underwriting insurance) and investment banking (including brokerage services, asset management, trust, custody and securitization services, trading and investment).  BCP is the Company’s primary subsidiary.

Safe Harbor for forward-looking statements

This material includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934.  All statement other than statements of historical information provided herein are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties.

The Company cautions readers that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation: (1) adverse changes in the Peruvian economy with respect to the rates of inflation, economic growth, currency devaluation, and other factors, (2) adverse changes in the Peruvian political situation, including, without limitation, the reversal of market-oriented reforms and economic recovery measures, or the failure of such measures and reforms to achieve their goals, and (3) adverse changes in the markets in which the Company operates, including increased competition, decreased demand for financial services, and other factors.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company’s business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

CREDICORP LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In US$  thousands, IFRS)

	As of			Change

	Dec. 2006	Sept. 2006	Dec. 2005	Dec. 06 / Dec. 05	Dec 06 / Sept. 06

Assets

Cash and due from banks
Non-interest bearing	502,603	447,091	363,213	38.4%	12.4%
Interest bearing	2,258,825	2,248,202	2,297,602	-1.7%	0.5%

Total cash and due from banks	2,761,428	2,695,293	2,660,815	3.8%	2.5%

Marketable securities, net	44,534	70,534	60,927	-26.9%	-36.9%
Loans	5,932,932	5,592,231	5,014,254	18.3%	6.1%

Current	5,856,162	5,504,991	4,916,863	19.1%	6.4%
Past Due	76,770	87,240	97,392	-21.2%	-12.0%
Less - Reserve for possible loan losses	(190,278)	(188,198)	(197,494)	-3.7%	1.1%

Loans, net	5,742,654	5,404,033	4,816,761	19.2%	6.3%

Investments securities available for sale	3,507,005	2,803,636	2,807,577	24.9%	25.1%
Reinsurance assets	35,181	37,880	35,288	-0.3%	-7.1%
Premiums and other policyholder receivables	61,279	69,835	57,301	6.9%	-12.3%
Property, plant and equipment, net	254,322	239,705	248,718	2.3%	6.1%
Due from customers on acceptances	45,129	50,761	45,423	-0.6%	-11.1%
Other assets	603,484	486,987	317,041	90.3%	23.9%
Total Assets	13,055,016	11,858,664	11,049,850	18.1%	10.1%

Liabilities and shareholders’ equity

Deposits and Obligations
Non-interest bearing	1,989,564	1,721,411	1,671,621	19.0%	15.6%
Interest bearing	6,852,921	6,253,175	5,421,807	26.4%	9.6%

Total deposits and Obligations	8,842,485	7,974,586	7,093,428	24.7%	10.9%

Due to banks and correspondents	954,978	924,499	1,303,371	-26.7%	3.3%
Acceptances outstanding	45,129	50,761	45,423	-0.6%	-11.1%
Reserves for property and casualty claims	545,139	528,258	464,578	17.3%	3.2%
Reserve for unearned premiums	83,082	90,029	81,516	1.9%	-7.7%
Reinsurance payable	25,134	33,502	36,580	-31.3%	-25.0%
Bonds and subordinated debt	499,656	406,734	429,365	16.4%	22.8%
Other liabilities	525,937	445,090	303,637	73.2%	18.2%
Minority interest	136,928	108,288	101,512	34.9%	26.4%

Total liabilities	11,658,467	10,561,747	9,859,410	18.2%	10.4%
Net Shareholder’s equity	1,396,549	1,296,917	1,190,440	17.3%	7.7%
Total liabilities and net shareholder’s equity	13,055,016	11,858,664	11,049,850	18.1%	10.1%
Contingent Credits	3,499,585	3,555,593	2,962,498	18.1%	-1.6%
Assets under management (1)	6,873,974	3,481,497	2,322,505	196.0%	97.4%
BCP	1,291,155	1,215,601	1,070,282	20.6%	6.2%
ASHC	1,375,490	1,336,605	996,885	38.0%	2.9%
Prima AFP	4,207,329	929,291	255,338	1547.7%	352.7%

(1) Assets under management only include third party funds.

CREDICORP LTD. AND SUBSIDIARIES
QUARTERLY INCOME STATEMENT
(In US$ thousands, IFRS)

	Quarter			Change		12 months ended		Change

	4Q06	3Q06	4Q05	4Q06/4Q05	4Q06/3Q06	Dec.06	Dec.05	Dec.06 / Dec.05

Interest income and expense
Interest and dividend income	210,805	198,339	165,284	27.5%	6.3%	782,004	612,434	27.7%
Interest expense	(77,932)	(77,672)	(47,910)	62.7%	0.3%	(283,478)	(173,160)	63.7%

Net interest and dividend income	132,873	120,667	117,374	13.2%	10.1%	498,526	439,274	13.5%

Provision for loan losses	(1,754)	9,795	(3,730)	-53.0%	-117.9%	4,243	6,356	-33.3%
Non financial income
Fee income	69,559	63,935	54,599	27.4%	8.8%	243,778	205,701	18.5%
Net gain on foreign exchange transactions	10,543	9,515	8,233	28.0%	10.8%	41,638	29,286	42.2%
Net gain on sales of securities	14,677	6,616	264	5455.6%	121.8%	27,534	8,967	207.0%
Other	5,970	5,220	6,912	-13.6%	14.4%	24,224	23,874	1.5%

Total fees and income from services, net	100,749	85,286	70,009	43.9%	18.1%	337,173	267,828	20.7%
Insurance premiums and claims
Net premiums earned	64,739	65,521	55,252	17.2%	-1.2%	251,261	218,955	14.8%
Net claims incurred	(14,158)	(9,553)	(11,368)	24.5%	48.2%	(46,587)	(42,569)	9.4%
Increase in cost for life and health policies	(34,243)	(36,585)	(35,168)	-2.6%	-6.4%	(139,935)	(132,931)	5.3%

Total other operating income, net	16,338	19,383	8,716	87.5%	-15.7%	64,739	43,455	49.0%
Operating expenses
Salaries and employees benefits	(65,773)	(61,676)	(59,774)	10.0%	10.0%	(238,305)	(206,656)	15.3%
Administrative, general and tax expenses	(50,726)	(39,669)	(34,493)	47.1%	27.9%	(164,215)	(136,149)	20.6%
Depreciation and amortization	(14,976)	(10,115)	(9,461)	58.3%	48.1%	(47,525)	(38,876)	22.2%
Merger Expenses	(5,584)	(271)	—	100.0%	100.0%	(5,855)	—	—
Other	(24,917)	(40,312)	(10,185)	144.7%	-38.2%	(115,554)	(89,565)	29.0%

Total operating expenses	(161,976)	(152,042)	(113,912)	42.2%	6.5%	(571,454)	(471,246)	21.3%
Income before translation results,workers’ profit sharing and income taxes	86,230	83,089	78,457	9.9%	3.8%	333,226	285,667	16.6%
Translation result	5,715	832	(5,931)	-196.4%	586.6%	15,216	(9,600)	-258.5%
Workers’ profit sharing	(2,329)	(3,216)	(2,918)	-20.2%	-27.6%	(11,051)	(10,640)	3.9%
Income taxes	(20,553)	(25,384)	(20,146)	2.0%	-19.0%	(89,872)	(70,576)	27.3%
Net income	69,063	55,322	49,461	39.6%	24.8%	247,519	194,851	27.0%
Minority interest	5,739	3,997	5,124	12.0%	43.6%	17,252	12,968	33.0%

Net income attributed to Credicorp	63,324	51,324	44,338	42.8%	23.4%	230,267	181,883	26.6%

CREDICORP LTD. AND SUBSIDIARIES
SELECTED FINANCIAL INDICATORS

	Quarter			Twelve months ended

	4Q06	3Q06	4Q05	Dec. 06	Dec. 05

Profitability
Net income per common share (US$ per share)(1)	0.79	0.64	0.56	2.89	2.28
Net interest margin on interest earning assets (2)	5.21%	4.88%	5.44%	5.06%	5.51%
Return on average total assets (2)(3)	2.03%	1.74%	1.70%	1.95%	1.88%
Return on average shareholders’ equity (2)(3)	18.81%	16.34%	15.02%	18.47%	16.39%
No. of outstanding shares (millions)(4)	79.76	79.76	79.76	79.76	79.76
Quality of loan portfolio
Past due loans as a percentage of total loans	1.29%	1.56%	1.94%	1.29%	1.94%
Reserves for loan losses as a percentage of total past due loans	247.86%	215.72%	202.78%	247.86%	202.78%
Reserves for loan losses as a percentage of total loans	3.21%	3.78%	3.94%	3.21%	3.94%
Operating efficiency
Oper. expense as a percent. of total income (5)	47.34%	42.93%	44.05%	43.47%	42.73%
Oper. expense as a percent. of av. tot. assets(2)(3)(5)	4.22%	3.78%	3.98%	3.81%	3.94%
Average balances (millions of US$) (3)
Interest earning assets	10,200	9,893	8,625	9,857	7,969
Total Assets	12,457	11,795	10,426	11,816	9,677
Net equity	1,347	1,256	1,180	1,242	1,110

(1)	Based on Net Income attributed to BAP. Number of shares outstanding of 79.8 million in all periods.
(2)	Ratios are annualized.
(3)	Averages are determined as the average of period-beginning and period-ending balances.
(4)	Net of treasury shares. The total number of shares was of 94.38 million.
(5)	Total income includes net interest income, fee income, net gain on foreign exchange transactions and net premiums earned. Operating expense does not include Other expenses.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(In US$ thousands, IFRS)

	As of			Change

	Dec. 06	Sept. 06	Dec. 05	Dec. 06 / Dec. 05	Dec. 06 / Sept. 06

ASSETS

Cash and due from banks	2,555,224	2,452,360	2,453,264	4.2%	4.2%
Cash and BCRP	1,904,061	1,994,080	1,958,830	-2.8%	-4.5%
Deposits in other Banks	622,993	454,960	491,793	26.7%	36.9%
Interbanks	25,031	206	146	17071.5%	12045.7%
Accrued interest on cash and due from banks	3,139	3,114	2,495	25.8%	0.8%
Marketable securities, net	37,475	67,817	21,149	77.2%	-44.7%
Loans	5,871,021	5,514,218	4,869,428	20.6%	6.5%
Current	5,795,790	5,430,468	4,775,721	21.4%	6.7%
Past Due	75,231	83,750	93,707	-19.7%	-10.2%
Less - Reserve for possible loan losses	(187,689)	(185,608)	(194,586)	-3.5%	1.1%
Loans, net	5,683,331	5,328,609	4,674,842	21.6%	6.7%
Investment securities available for sale	1,942,639	1,357,617	1,684,823	15.3%	43.1%
Property, plant and equipment, net	197,724	187,808	201,122	-1.7%	5.3%
Due from customers acceptances	44,984	50,761	45,423	-1.0%	-11.4%
Other assets	341,807	272,564	236,201	44.7%	25.4%
Total Assets	10,803,185	9,717,537	9,316,825	16.0%	11.2%

LIABILITIES AND SHAREHOLDERS’ EQUITY

Deposits and obligations	8,356,823	7,455,066	6,676,285	25.2%	12.1%
Demand deposits	2,708,109	2,361,330	2,186,313	23.9%	14.7%
Saving deposits	1,952,087	1,768,181	1,656,470	17.8%	10.4%
Time deposits	2,885,144	2,608,251	2,155,015	33.9%	10.6%
Severance indemnity deposits (CTS)	775,027	684,988	654,791	18.4%	13.1%
Interest payable	36,456	32,317	23,695	53.9%	12.8%
Due to banks and correspondents	495,547	507,526	995,105	-50.2%	-2.4%
Bonds and subordinated debt	532,063	432,114	449,372	18.4%	23.1%
Acceptances outstanding	44,984	50,761	45,423	-1.0%	-11.4%
Other liabilities	409,778	381,648	273,219	50.0%	7.4%
Total liabilities	9,839,195	8,827,115	8,439,404	16.6%	11.5%
NET SHAREHOLDERS’ EQUITY	963,989	890,422	877,421	9.9%	8.3%
Capital stock	364,706	364,706	364,706	0.0%	0.0%
Reserves	242,889	242,889	210,928	15.2%	0.0%
Unrealized Gains and Losses	52,302	46,428	37,205	40.6%	12.7%
Retained Earnings	56,335	56,337	80,427	-30.0%	0.0%
Income for the year	247,756	180,062	184,155	34.5%	37.6%
TOTAL LIABILITIES and NET SHAREHOLDERS’ EQUITY	10,803,185	9,717,537	9,316,825	16.0%	11.2%
CONTINGENT CREDITS	3,215,335	3,234,918	2,707,158	18.8%	-0.6%

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
QUARTERLY INCOME STATEMENT
(In US$ thousands, IFRS)

	Quarter			Change		Twelve months ended		Change

	4Q06	3Q06	4Q05	4Q06 / 4Q05	4Q06 / 3Q06	Dec. 06	Dec. 05	Dec. 06 / Dec. 05

Interest income and expense
Interest and dividend income	184,437	174,829	145,783	26.5%	5.5%	690,911	540,647	27.8%
Interest expense	(66,714)	(67,766)	(43,516)	53.3%	-1.6%	(247,183)	(155,162)	59.3%
Net interest and dividend income	117,723	107,063	102,267	15.1%	10.0%	443,729	385,485	15.1%
Provision for loan losses	(3,188)	7,392	(5,316)	-40.0%	-143.1%	(1,948)	(127)	1430.6%
Non financial income
Banking services commissions	62,079	59,440	56,023	10.8%	4.4%	232,226	210,769	10.2%
Net gain on foreign exchange transactions	10,853	9,674	9,165	18.4%	12.2%	42,005	30,144	39.3%
Net gain on sales of securities	5,176	3,112	109	4668.5%	66.4%	8,692	6,164	41.0%
Other	3,964	1,950	3,124	26.9%	103.3%	12,773	12,553	1.8%
Total fees and income from services, net	82,072	74,176	68,421	20.0%	10.6%	295,696	259,630	13.9%
Operating expenses
Salaries and employees benefits	(52,087)	(46,370)	(44,766)	16.4%	12.3%	(183,830)	(161,265)	14.0%
Administrative expenses	(41,945)	(35,921)	(33,517)	25.1%	16.8%	(143,670)	(128,532)	11.8%
Depreciation and amortization	(8,637)	(8,533)	(8,367)	3.2%	1.2%	(35,113)	(35,080)	0.1%
Other	(7,563)	(25,885)	(1,008)	650.2%	-70.8%	(60,227)	(44,798)	34.4%
Total operating expenses	(110,233)	(116,709)	(87,658)	25.8%	-5.5%	(422,840)	(369,675)	14.4%
Income before translation results,workers’ profit sharing and income taxes	86,374	71,921	77,713	11.1%	20.1%	314,637	275,313	14.3%
Translation result	4,905	704	(5,345)	-191.8%	597.3%	13,323	(9,761)	-236.5%
Workers’ profit sharing	(2,620)	(3,246)	(3,053)	-14.2%	-19.3%	(10,815)	(11,250)	-3.9%
Income taxes	(20,968)	(16,542)	(21,523)	-2.6%	26.8%	(69,388)	(70,147)	-1.1%
Net income	67,691	52,837	47,793	41.6%	28.1%	247,756	184,156	34.5%

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
SELECTED FINANCIAL INDICATORS

	Quarter			Twelve months ended

	4Q06	3Q06	4Q05	Dec. 06	Dec. 05

Profitability
Net income per common share (US$ per share)(1)	0.053	0.041	0.037	0.193	0.143
Net interest margin on interest earning assets (2)	5.32%	5.01%	5.45%	5.17%	5.54%
Return on average total assets (2)(3)	2.64%	2.17%	2.18%	2.52%	2.27%
Return on average shareholders’ equity (2)(3)	29.20%	24.57%	22.27%	28.63%	23.38%
No. of outstanding shares (millions)	1,286.53	1,286.53	1,286.53	1,286.53	1,286.53
Quality of loan portfolio
Past due loans as a percentage of total loans	1.28%	1.52%	1.92%	1.28%	1.92%
Reserves for loan losses as a percentage of total past due loans	249.48%	221.62%	207.65%	249.48%	207.65%
Reserves for loan losses as a percentage of total loans	3.20%	3.37%	4.00%	3.20%	4.00%
Operating efficiency
Oper. expense as a percent. of total income (4)	53.85%	51.55%	51.74%	50.51%	51.86%
Oper. expense as a percent. of av. tot. assets(2)(3)(4)	4.00%	3.74%	3.96%	3.68%	4.00%
Capital adequacy (5)
Total Regulatory Capital (US$Mn)	731	608	543	731	543
Risk-weighted assets (US$Mn) (6)	6,181	5,828	4,948	6,181	4,948
Regulatory capital / risk-weighted assets (6)	11.8%	10.4%	11.0%	11.8%	11.0%
Average balances (millions of US$) (3)
Interest earning assets	8,854.0	8,544.0	7,508.9	8,578.6	6,953.8
Total Assets	10,260.4	9,718.5	8,750.3	9,843.3	8,116.9
Net equity	927.2	860.3	858.5	865.4	787.8

(1)	Shares outstanding of 1,287 million is used for all periods since shares have been issued only for capitalization of profits and inflation adjustment.
(2)	Ratios are annualized.
(3)	Averages are determined as the average of quarterly period-ending balances.
(4)	Total income includes net interest income, fee income and net gain on foreign exchange transactions.
Operating expense includes personnel expenses, administrative expenses and depreciation and amortization
(5)	Regulatory Capital and Capital Adequacy ratios are calculated based on Local Regulator Policy.
(6)	Risk-weighted assets include market risk assets

EL PACIFICO-PERUANO SUIZA AND SUBSIDIARIES
SELECTED FINANCIAL INDICATORS
(In US$ thousands, IFRS)

	Quarter ended			Change		Twelve months ended		Change

	4Q06	3Q06	4Q05	4Q06/4Q05	4Q06/3Q06	Dec. 06	Dec. 05	Dec.06/05

Results
Total gross Premiums	87,561	95,748	97,403	-10.1%	-8.6%	372,599	359,031	3.8%
Net Premiums	70,716	80,238	71,674	-1.3%	-11.9%	309,106	291,021	6.2%
Increase in Reserves	3,865	12,865	15,633	-75.3%	-70.0%	50,020	68,483	-27.0%
Net Premiums Earned	66,851	67,373	56,041	19.3%	-0.8%	259,086	222,538	16.4%
Net claims	48,401	46,138	46,536	4.0%	4.9%	186,522	175,500	6.3%
Underwriting Results	7,013	11,912	3,942	77.9%	-41.1%	34,752	19,568	77.6%
Financial Income	10,164	9,889	9,285	9.5%	2.8%	44,049	37,691	16.9%
Other Income	42,383	3,742	6,291	573.8%	1032.5%	53,987	15,367	251.3%
Salaries and employees benefits	8,326	9,570	8,038	3.6%	-13.0%	32,756	28,128	16.5%
General Expenses	6,787	4,634	2,061	229.3%	46.5%	21,726	16,124	34.7%
Other Operating Expenses	14,889	11,682	9,116	63.3%	27.5%	53,211	40,219	32.3%
Translation Results	725	109	-328	-321.3%	566.2%	1,591	262	506.9%
Income Tax	-839	2,504	1,316	-163.8%	-133.5%	5,412	2,771	95.3%
Net Income before minority interest	42,559	6,586	4,222	908.1%	546.2%	59,086	13,117	350.5%
Minority Interest	2,414	1,067	3,514	-31.3%	126.3%	5,744	6,099	-5.8%
Net Income after minority interest	40,144	5,520	708	5571.6%	627.3%	53,342	7,018	660.1%
Balance (fin del período)
Total Assets	996,205	946,283	833,573	19.5%	5.3%	996,205	833,573	19.5%
Investment on Securities and real State	775,920	750,125	638,851	21.5%	3.4%	775,920	638,851	21.5%
Technical Reserves	629,405	618,776	546,093	15.3%	1.7%	629,405	546,093	15.3%
Net Equity	236,705	209,923	182,848	29.5%	12.8%	236,705	182,848	29.5%
Ratios
Net underwriting results	8.0%	12.4%	4.0%	—	—	9.3%	5.5%	—
Net earned loss ratio	72.4%	68.5%	83.0%	—	—	72.0%	78.9%	—
Return on average equity (1)(2)	93.7%	11.9%	1.4%	—	—	25.4%	3.9%	—
Return on total premiums	45.8%	5.8%	0.7%	—	—	14.3%	2.0%	—
Net equity / Total assets	23.8%	22.2%	21.9%	—	—	23.8%	21.9%	—
Increase in Technical reserves	5.5%	16.0%	21.8%	—	—	16.2%	23.5%	—
Expenses / Net premiums earned	25.1%	23.0%	20.8%	—	—	24.3%	22.2%	—
Expenses / average assets (1)(2)	7.1%	7.0%	5.3%	—	—	6.9%	9.8%	—
Combined Ratio PPS + PS	101.8%	99.5%	98.2%	—	—			—
- Claims / Net premiums earned	75.5%	66.0%	82.2%	—	—			—
- Expenses and commissions / Net premiums earned	26.3%	33.5%	16.0%	—	—			—

(1)	Averages are determined as the average of period-beginning and period-ending balances.
(2)	Annualized.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 8, 2007

CREDICORP LTD.

	By:	/s/ Guillermo Castillo

Guillermo Castillo Authorized Representative

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.